EXHIBIT 4(j)

STATE AUTO FINANCIAL CORPORATION

AMENDMENT NO. 4
TO THE
1991 EMPLOYEE STOCK PURCHASE
AND
DIVIDEND REINVESTMENT PLAN

The State Auto Financial Corporation 1991 Employee Stock Purchase and Dividend Reinvestment Plan (the “Plan”) is hereby amended pursuant to the following provisions:

1.    Definitions: For the purposes of the Plan and this amendment, all capitalized terms used in this amendment which are not otherwise defined herein shall have the respective meanings given such terms in the Plan.
2.    Eligible Employees: In order to permit individuals employed by an entity acquired by the Company or a related entity, but who are “ineligible employees” under the terms of Plan, to enroll in the Plan in anticipation of and conditioned on, becoming employed by the Company and therefore an eligible employee under the Plan, Subsection (a) of Section III is hereby amended in its entirety to read as follows:
(a)    All employees of the Company or its parent or subsidiary corporations, as defined in Section 424 of the Code, are eligible to participate in the Plan (“Eligible Employees”). Notwithstanding the foregoing, an individual who is employed by an entity acquired by the Company or its parent or a subsidiary corporation, shall be deemed to be an Eligible Employee, in anticipation of and conditioned on, becoming an employee of the Company or its parent or a subsidiary corporation, and therefore, an Eligible Employee as of the commencement date of an applicable Subscription Period. Such designation as an Eligible Employee shall be solely for the purpose of the individual’s eligibility to enroll in the Plan during an applicable Enrollment Period prior to the applicable Subscription Period. In the event an individual is not an employee of the Company or its parent or a subsidiary corporation as of the commencement of a Subscription Period, the individual shall not be an Eligible Employee or become a Participant in the Plan.

3.    Enrollment and Subscription Periods: In order to align the Plan’s enrollment and subscription periods with the calendar year and provide employees of acquired entities the opportunity to participate in the Plan upon the earliest available enrollment period, Section IV is hereby amended in its entirety to read as follows:

In order to participate in the Plan, an Eligible Employee must enroll in the Plan. Enrollment will take place during the “Enrollment Periods” which shall be from the first through fourteenth day of May and of November of each year commencing with November 1991. Notwithstanding the foregoing, effective June 1, 2008, the Enrollment Periods shall be from the first through fourteenth day of June and December, with the first such revised Enrollment Period to be held on the first through the fourteenth day of December, 2008. In addition, an initial Enrollment Period shall take place commencing with the date of adoption of this Plan through the effective date of the original registration of stock under this Plan with the Securities and Exchange Commission. Any person who is an Eligible Employee and who desires to subscribe for the purchase of stock must file with the Company an authorization for payroll deduction and subscription agreement during an Enrollment Period. Such authorization shall be effective for the immediately following subscription period. There shall be two subscription periods (each a “Subscription Period”) each and every 12 months during the term of this Plan, one period commencing on the first of June and ending on the following November 30, and a second period commencing on the first day of December and ending on the following May 31. Notwithstanding the foregoing, effective June 1, 2008, one Subscription Period shall commence on the first of January and end on the following June 30, and one Subscription Period shall commence on the first of July and end on the following December 31, with such revised Subscription Periods to begin as of January 1, 2009. Further, the period of December 1 through December 31, 2008 shall not be part of any Subscription Period. In addition, an initial stub Subscription Period shall commence upon the first day following completion of the initial Enrollment Period and shall end on the following May 31 or November 30, whichever is earlier. The offering of stock under this Plan shall occur only during a Subscription Period and shall be made only to Eligible Employees who are participants as of the first day of such Subscription Period. Once enrolled, the Company will inform the Trustee of such fact and an Eligible Employee will be a “Participant” under the Plan and shall continue to participate in the Plan for each succeeding Subscription Period until he or she terminates his or her participation or ceases to be an Eligible Employee. If a Participant desires to change his or her rate of contribution he or she may do so effective for the next Subscription Period by filing a new authorization for payroll deduction and subscription agreement with the Company during the Enrollment Period immediately preceding such Subscription Period.

4.    Effective Date; Construction: The effective date of this amendment is June 1, 2008, and this amendment shall be deemed to be a part of the plan as of such date. In the event of any inconsistencies between the provisions of the Plan and this amendment, the provisions of this amendment shall control. Except as modified by this amendment, the Plan shall continue in full force and effect without change.

This amendment shall be submitted to the Company’s shareholders for their approval as soon as practicable but in no event later than 12 months after this amendment has been adopted by the Company’s board of directors. If this amendment is not approved by the Company’s shareholders within such 12-month period, this amendment shall automatically become null and void and have no further force or effect, and the Plan shall continue in effect without this amendment.